# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Datacentrex, Inc., CIK 0001853825
CUSIP: 256918103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 470 W 200 N,, Ste 18,, Salt Lake City, Utah (UT), 84103
Date of event which requires filing of this statement: 05/28/2026
Filed by CIK 0002078938
Persons authorized to receive notices and communications: Eric Newman, 3835 PGA Blvd., Suite 103, Palm Beach Gardens, Florida (FL), 33410, 917.608.7234

## Reporting persons
- American Ventures LLC, Series VII USDAE (CIK 0002078938): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 12,627,674; sole dispositive power 0; shared dispositive power 12,627,674; aggregate amount beneficially owned 12,627,674 (4.99% of the class)
  Comment: American Ventures LLC, Series VII USDAE, directly owns 8,450 Series D Convertible Preferred Stock, convertible into 8,450,000 shares of the Issuer's common stock. American Ventures LLC, Series XLVI DTCX directly owns 4,075,000 pre-funded warrants, exercisable into 4,075,000 shares of the Issuer's common stock. Dominari Securities LLC directly owns 102,674 warrants, exercisable into 102,674 shares of the Issuer's common stock. The Series D Convertible Preferred Stock has no voting rights. Further, the Series D Convertible Preferred Stock, the pre-funded warrants and the warrants each contain provisions that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, that holder and its affiliates would beneficially own more than 4.99% of the Issuer's outstanding common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Beneficial Ownership Limitation"). Accordingly, the shares reported in Rows 8, 10, and 11 represent the maximum number of shares that may be beneficially owned without violating such limitation.
  
  The Reporting Persons currently do not beneficially own any shares of the Issuer's common stock for purposes of Rule 13d-3. Accordingly, each Reporting Person disclaims beneficial ownership of any shares of common stock issuable upon conversion or exercise of the securities described herein to the extent that such conversion or exercise would cause such Reporting Person to exceed the Beneficial Ownership Limitation.
  
  The percent of class represented by the amount in Row 13 is based on 38,873,626 shares of the Issuer's common stock issued and outstanding as of May 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026, plus 12,627,674 shares of common stock, which is the maximum number of shares of common stock that may be acquired by the Reporting Persons upon conversion or exercise of their securities without exceeding the Beneficial Ownership Limitation.
- American Ventures LLC, Series XLVI DTCX: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 12,627,674; sole dispositive power 0; shared dispositive power 12,627,674; aggregate amount beneficially owned 12,627,674 (4.99% of the class)
  Comment: American Ventures LLC, Series VII USDAE, directly owns 8,450 Series D Convertible Preferred Stock, convertible into 8,450,000 shares of the Issuer's common stock. American Ventures LLC, Series XLVI DTCX directly owns 4,075,000 pre-funded warrants, exercisable into 4,075,000 shares of the Issuer's common stock. Dominari Securities LLC directly owns 102,674 warrants, exercisable into 102,674 shares of the Issuer's common stock. The Series D Convertible Preferred Stock has no voting rights. Further, the Series D Convertible Preferred Stock, the pre-funded warrants and the warrants each contain provisions that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, that holder and its affiliates would beneficially own more than 4.99% of the Issuer's outstanding common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Beneficial Ownership Limitation"). Accordingly, the shares reported in Rows 8, 10, and 11 represent the maximum number of shares that may be beneficially owned without violating such limitation.
  
  The Reporting Persons currently do not beneficially own any shares of the Issuer's common stock for purposes of Rule 13d-3. Accordingly, each Reporting Person disclaims beneficial ownership of any shares of common stock issuable upon conversion or exercise of the securities described herein to the extent that such conversion or exercise would cause such Reporting Person to exceed the Beneficial Ownership Limitation.
  
  The percent of class represented by the amount in Row 13 is based on 38,873,626 shares of the Issuer's common stock issued and outstanding as of May 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026, plus 12,627,674 shares of common stock, which is the maximum number of shares of common stock that may be acquired by the Reporting Persons upon conversion or exercise of their securities without exceeding the Beneficial Ownership Limitation.
- American Ventures Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,627,674; sole dispositive power 0; shared dispositive power 12,627,674; aggregate amount beneficially owned 12,627,674 (4.99% of the class)
  Comment: American Ventures LLC, Series VII USDAE, directly owns 8,450 Series D Convertible Preferred Stock, convertible into 8,450,000 shares of the Issuer's common stock. American Ventures LLC, Series XLVI DTCX directly owns 4,075,000 pre-funded warrants, exercisable into 4,075,000 shares of the Issuer's common stock. Dominari Securities LLC directly owns 102,674 warrants, exercisable into 102,674 shares of the Issuer's common stock. The Series D Convertible Preferred Stock has no voting rights. Further, the Series D Convertible Preferred Stock, the pre-funded warrants and the warrants each contain provisions that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, that holder and its affiliates would beneficially own more than 4.99% of the Issuer's outstanding common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Beneficial Ownership Limitation"). Accordingly, the shares reported in Rows 8, 10, and 11 represent the maximum number of shares that may be beneficially owned without violating such limitation.
  
  The Reporting Persons currently do not beneficially own any shares of the Issuer's common stock for purposes of Rule 13d-3. Accordingly, each Reporting Person disclaims beneficial ownership of any shares of common stock issuable upon conversion or exercise of the securities described herein to the extent that such conversion or exercise would cause such Reporting Person to exceed the Beneficial Ownership Limitation.
  
  The percent of class represented by the amount in Row 13 is based on 38,873,626 shares of the Issuer's common stock issued and outstanding as of May 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026, plus 12,627,674 shares of common stock, which is the maximum number of shares of common stock that may be acquired by the Reporting Persons upon conversion or exercise of their securities without exceeding the Beneficial Ownership Limitation.
- American Ventures IM LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,627,674; sole dispositive power 0; shared dispositive power 12,627,674; aggregate amount beneficially owned 12,627,674 (4.99% of the class)
  Comment: American Ventures LLC, Series VII USDAE, directly owns 8,450 Series D Convertible Preferred Stock, convertible into 8,450,000 shares of the Issuer's common stock. American Ventures LLC, Series XLVI DTCX directly owns 4,075,000 pre-funded warrants, exercisable into 4,075,000 shares of the Issuer's common stock. Dominari Securities LLC directly owns 102,674 warrants, exercisable into 102,674 shares of the Issuer's common stock. The Series D Convertible Preferred Stock has no voting rights. Further, the Series D Convertible Preferred Stock, the pre-funded warrants and the warrants each contain provisions that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, that holder and its affiliates would beneficially own more than 4.99% of the Issuer's outstanding common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Beneficial Ownership Limitation"). Accordingly, the shares reported in Rows 8, 10, and 11 represent the maximum number of shares that may be beneficially owned without violating such limitation.
  
  The Reporting Persons currently do not beneficially own any shares of the Issuer's common stock for purposes of Rule 13d-3. Accordingly, each Reporting Person disclaims beneficial ownership of any shares of common stock issuable upon conversion or exercise of the securities described herein to the extent that such conversion or exercise would cause such Reporting Person to exceed the Beneficial Ownership Limitation.
  
  The percent of class represented by the amount in Row 13 is based on 38,873,626 shares of the Issuer's common stock issued and outstanding as of May 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026, plus 12,627,674 shares of common stock, which is the maximum number of shares of common stock that may be acquired by the Reporting Persons upon conversion or exercise of their securities without exceeding the Beneficial Ownership Limitation.
- Dominari Securities LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,627,674; sole dispositive power 0; shared dispositive power 12,627,674; aggregate amount beneficially owned 12,627,674 (4.99% of the class)
  Comment: American Ventures LLC, Series VII USDAE, directly owns 8,450 Series D Convertible Preferred Stock, convertible into 8,450,000 shares of the Issuer's common stock. American Ventures LLC, Series XLVI DTCX directly owns 4,075,000 pre-funded warrants, exercisable into 4,075,000 shares of the Issuer's common stock. Dominari Securities LLC directly owns 102,674 warrants, exercisable into 102,674 shares of the Issuer's common stock. The Series D Convertible Preferred Stock has no voting rights. Further, the Series D Convertible Preferred Stock, the pre-funded warrants and the warrants each contain provisions that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, that holder and its affiliates would beneficially own more than 4.99% of the Issuer's outstanding common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Beneficial Ownership Limitation"). Accordingly, the shares reported in Rows 8, 10, and 11 represent the maximum number of shares that may be beneficially owned without violating such limitation.
  
  The Reporting Persons currently do not beneficially own any shares of the Issuer's common stock for purposes of Rule 13d-3. Accordingly, each Reporting Person disclaims beneficial ownership of any shares of common stock issuable upon conversion or exercise of the securities described herein to the extent that such conversion or exercise would cause such Reporting Person to exceed the Beneficial Ownership Limitation.
  
  The percent of class represented by the amount in Row 13 is based on 38,873,626 shares of the Issuer's common stock issued and outstanding as of May 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026, plus 12,627,674 shares of common stock, which is the maximum number of shares of common stock that may be acquired by the Reporting Persons upon conversion or exercise of their securities without exceeding the Beneficial Ownership Limitation.
- Dominari Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 12,627,674; sole dispositive power 0; shared dispositive power 12,627,674; aggregate amount beneficially owned 12,627,674 (4.99% of the class)
  Comment: American Ventures LLC, Series VII USDAE, directly owns 8,450 Series D Convertible Preferred Stock, convertible into 8,450,000 shares of the Issuer's common stock. American Ventures LLC, Series XLVI DTCX directly owns 4,075,000 pre-funded warrants, exercisable into 4,075,000 shares of the Issuer's common stock. Dominari Securities LLC directly owns 102,674 warrants, exercisable into 102,674 shares of the Issuer's common stock. The Series D Convertible Preferred Stock has no voting rights. Further, the Series D Convertible Preferred Stock, the pre-funded warrants and the warrants each contain provisions that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, that holder and its affiliates would beneficially own more than 4.99% of the Issuer's outstanding common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Beneficial Ownership Limitation"). Accordingly, the shares reported in Rows 8, 10, and 11 represent the maximum number of shares that may be beneficially owned without violating such limitation.
  
  The Reporting Persons currently do not beneficially own any shares of the Issuer's common stock for purposes of Rule 13d-3. Accordingly, each Reporting Person disclaims beneficial ownership of any shares of common stock issuable upon conversion or exercise of the securities described herein to the extent that such conversion or exercise would cause such Reporting Person to exceed the Beneficial Ownership Limitation.
  
  The percent of class represented by the amount in Row 13 is based on 38,873,626 shares of the Issuer's common stock issued and outstanding as of May 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026, plus 12,627,674 shares of common stock, which is the maximum number of shares of common stock that may be acquired by the Reporting Persons upon conversion or exercise of their securities without exceeding the Beneficial Ownership Limitation.
- Eric Newman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,627,674; sole dispositive power 0; shared dispositive power 12,627,674; aggregate amount beneficially owned 12,627,674 (4.99% of the class)
  Comment: American Ventures LLC, Series VII USDAE, directly owns 8,450 Series D Convertible Preferred Stock, convertible into 8,450,000 shares of the Issuer's common stock. American Ventures LLC, Series XLVI DTCX directly owns 4,075,000 pre-funded warrants, exercisable into 4,075,000 shares of the Issuer's common stock. Dominari Securities LLC directly owns 102,674 warrants, exercisable into 102,674 shares of the Issuer's common stock. The Series D Convertible Preferred Stock has no voting rights. Further, the Series D Convertible Preferred Stock, the pre-funded warrants and the warrants each contain provisions that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, that holder and its affiliates would beneficially own more than 4.99% of the Issuer's outstanding common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Beneficial Ownership Limitation"). Accordingly, the shares reported in Rows 8, 10, and 11 represent the maximum number of shares that may be beneficially owned without violating such limitation.
  
  The Reporting Persons currently do not beneficially own any shares of the Issuer's common stock for purposes of Rule 13d-3. Accordingly, each Reporting Person disclaims beneficial ownership of any shares of common stock issuable upon conversion or exercise of the securities described herein to the extent that such conversion or exercise would cause such Reporting Person to exceed the Beneficial Ownership Limitation.
  
  The percent of class represented by the amount in Row 13 is based on 38,873,626 shares of the Issuer's common stock issued and outstanding as of May 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026, plus 12,627,674 shares of common stock, which is the maximum number of shares of common stock that may be acquired by the Reporting Persons upon conversion or exercise of their securities without exceeding the Beneficial Ownership Limitation.
- Kyle Michael Wool: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,627,674; sole dispositive power 0; shared dispositive power 12,627,674; aggregate amount beneficially owned 12,627,674 (4.99% of the class)
  Comment: American Ventures LLC, Series VII USDAE, directly owns 8,450 Series D Convertible Preferred Stock, convertible into 8,450,000 shares of the Issuer's common stock. American Ventures LLC, Series XLVI DTCX directly owns 4,075,000 pre-funded warrants, exercisable into 4,075,000 shares of the Issuer's common stock. Dominari Securities LLC directly owns 102,674 warrants, exercisable into 102,674 shares of the Issuer's common stock. The Series D Convertible Preferred Stock has no voting rights. Further, the Series D Convertible Preferred Stock, the pre-funded warrants and the warrants each contain provisions that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, that holder and its affiliates would beneficially own more than 4.99% of the Issuer's outstanding common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Beneficial Ownership Limitation"). Accordingly, the shares reported in Rows 8, 10, and 11 represent the maximum number of shares that may be beneficially owned without violating such limitation.
  
  The Reporting Persons currently do not beneficially own any shares of the Issuer's common stock for purposes of Rule 13d-3. Accordingly, each Reporting Person disclaims beneficial ownership of any shares of common stock issuable upon conversion or exercise of the securities described herein to the extent that such conversion or exercise would cause such Reporting Person to exceed the Beneficial Ownership Limitation.
  
  The percent of class represented by the amount in Row 13 is based on 38,873,626 shares of the Issuer's common stock issued and outstanding as of May 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026, plus 12,627,674 shares of common stock, which is the maximum number of shares of common stock that may be acquired by the Reporting Persons upon conversion or exercise of their securities without exceeding the Beneficial Ownership Limitation.
- Anthony Hayes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,627,674; sole dispositive power 0; shared dispositive power 12,627,674; aggregate amount beneficially owned 12,627,674 (4.99% of the class)
  Comment: American Ventures LLC, Series VII USDAE, directly owns 8,450 Series D Convertible Preferred Stock, convertible into 8,450,000 shares of the Issuer's common stock. American Ventures LLC, Series XLVI DTCX directly owns 4,075,000 pre-funded warrants, exercisable into 4,075,000 shares of the Issuer's common stock. Dominari Securities LLC directly owns 102,674 warrants, exercisable into 102,674 shares of the Issuer's common stock. The Series D Convertible Preferred Stock has no voting rights. Further, the Series D Convertible Preferred Stock, the pre-funded warrants and the warrants each contain provisions that prohibit conversion or exercise to the extent that, after giving effect to such conversion or exercise, that holder and its affiliates would beneficially own more than 4.99% of the Issuer's outstanding common stock as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Beneficial Ownership Limitation"). Accordingly, the shares reported in Rows 8, 10, and 11 represent the maximum number of shares that may be beneficially owned without violating such limitation.
  
  The Reporting Persons currently do not beneficially own any shares of the Issuer's common stock for purposes of Rule 13d-3. Accordingly, each Reporting Person disclaims beneficial ownership of any shares of common stock issuable upon conversion or exercise of the securities described herein to the extent that such conversion or exercise would cause such Reporting Person to exceed the Beneficial Ownership Limitation.
  
  The percent of class represented by the amount in Row 13 is based on 38,873,626 shares of the Issuer's common stock issued and outstanding as of May 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2026, plus 12,627,674 shares of common stock, which is the maximum number of shares of common stock that may be acquired by the Reporting Persons upon conversion or exercise of their securities without exceeding the Beneficial Ownership Limitation.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Datacentrex, Inc.
Address of issuer's principal executive offices: 470 W 200 N,, Ste 18,, Salt Lake City, Utah (UT), 84103

## Item 2. Identity and Background
Name of person filing: American Ventures LLC, Series VII USDAE ("Series VII USDAE"), a Delaware series limited liability company, directly owns 8,450 shares of Series D Convertible Preferred Stock convertible into 8,450,000 shares of the Issuer's common stock subject to the Beneficial Ownership Limitation. American Ventures, LLC, Series XLVI DTCX ("Series XLVI DTCX"), a Delaware series limited liability company, directly owns 4,075,000 pre-funded warrants exercisable into 4,075,000 shares of the Issuer's common stock subject to the Beneficial Ownership Limitation. Dominari Securities LLC ("Dominari"), an SEC-registered broker-dealer, directly owns 102,674 warrants exercisable into 102,674 shares of the Issuer's common stock subject to the Beneficial Ownership Limitation. American Ventures Management LLC ("AV Management"), a Delaware limited liability company, is the manager of Series VII USDAE and Series XLVI DTCX. American Ventures IM LLC ("AV IM"), a Delaware limited liability company, is the investment manager of Series VII USDAE and Series XLVI DTCX. Dominari Securities is wholly owned by Dominari Holdings Inc. ("DOMH"). By virtue of DOMH's ownership of Dominari, DOMH may be deemed to share beneficial ownership of the securities held by Dominari. DOMH is the majority member of AV Management and AV IM that controls the voting power and dispositive power over securities of the Issuer held by entities managed or controlled by AV Management and/or AV IM. Eric Newman ("Mr. Newman") is the manager of both AV Management and AV IM. Kyle Michael Wool ("Mr. Wool") is the Chief Executive Officer of Dominari. Anthony Hayes ("Mr. Hayes") is the Chief Executive Officer, a director and Chairman of the board of directors of DOMH. AV Management, AV IM, DOMH, Mr. Newman and Mr. Hayes share voting and dispositive power over the securities held by Series VII USDAE and Series XLVI DTCX. As a result, each of AV Management, AV IM, DOMH, Mr. Newman and Mr. Hayes may be deemed to indirectly beneficially own the securities held by Series VII USDAE and Series XLVI DTCX. Each of AV Management, AV IM, DOMH, Mr. Newman and Mr. Hayes disclaim beneficial ownership over any securities held by the Series VII USDAE and Series XLVI DTCX other than to the extent of its/his respective pecuniary interest therein, directly or indirectly. Mr. Wool has voting and dispositive power over the securities held by Dominari and disclaims beneficial ownership over any securities held by Dominari other than to the extent of his respective pecuniary interest therein, directly or indirectly. Series VII USDAE, Series XLVI DTCX, Dominari, DOMH, AV Management, AV IM, Mr. Newman, Mr. Wool and Mr. Hayes are the reporting persons in this Schedule 13D (the "Reporting Persons").
Residence or business address: Series VII USDAE and Series XLVI DTCX have a principal business office at 3835 PGA Blvd., Suite 103, Palm Beach Gardens, Florida 33410. AV Management, Series VII USDAE, Series XLVI DTCX, AV IM, and Mr. Newman have a principal business office at 110 Front Street, Suite 300, Jupiter, Florida 33477. Dominari, DOMH, Mr. Wool and Mr. Hayes have a principal business office at 725 Fifth Avenue, 23rd Floor, New York, New York 10022.
Present principal occupation or employment: The principal business of Series VII USDAE, Series XLVI DTCX, AV Management, and AV IM is private investments. The principal business of Dominari is serving as a broker dealer. The principal business of DOMH is wealth management, investment banking, sales and trading, and asset management. The principal employment of Messrs. Wool, Hayes and Newman are set forth in Item 2(a) above.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Series VII USDAE, Series XLVI DTCX, Dominari, DOMH, AV Management, and AV IM are organized under the laws of the State of Delaware. Mr. Newman, Mr. Wool, and Mr. Hayes are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On August 18, 2025, the Issuer entered into a Merger Agreement with Doge Technologies, Inc. ("Doge"). Pursuant to the terms of the Merger Agreement, the Issuer issued Series D Convertible Preferred Stock as consideration to certain security holders of Doge in exchange for their capital stock of Doge in connection with the merger transaction. In connection with consummation of the merger, Series VII USDAE received 8,450 shares of Series D Convertible Preferred Stock of the Issuer in exchange for capital stock of Doge held by Series VII USDAE. The 8,450 shares of Series D Convertible Preferred Stock are convertible into 8,450,000 shares of common stock of the Issuer, subject to the Beneficial Ownership Limitation described elsewhere in this Schedule 13D. No cash consideration was paid by Series VII USDAE for the Series D Convertible Preferred Stock.

Series XLVI DTCX acquired an aggregate of 4,075,000 pre-funded warrants of the Issuer in connection with the Issuer's public offering consummated on March 26, 2026, at a purchase price of $1.99 per pre-funded warrant, for an aggregate purchase price of $8,109,250. Each pre-funded warrant is exercisable at an exercise price of $0.01 per share of the Issuer's common stock. The source of funds used by XLVI DTCX to purchase the pre-funded warrants was its working capital, and no funds were borrowed for such purpose.

Dominari did not use any funds to acquire the 102,674 warrants reported herein. Dominari received the 102,674 warrants to purchase 102,674 shares of the Issuer's common stock as compensation for services rendered to the Issuer in connection with acting as placement agent for a securities offering conducted by the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the securities described herein for investment purposes. The Reporting Persons may engage in discussions with the Issuer's management, board of directors, stockholders, and other interested parties concerning potential strategic transactions, including possible merger and acquisition opportunities. The Reporting Persons may from time to time make introductions or otherwise facilitate discussions between the Issuer and third parties regarding such potential opportunities. The Reporting Persons are in discussions with third parties that may result in one of the actions described in Item 4(a)-(j) above, however there are currently no definitive agreements to undertake such actions. Additionally, the Reporting Persons may continue to review and consider other opportunities that may present themselves from time to time, depending on various factors, including the Issuer's financial position, the price level of the securities, conditions in the securities markets, general economic and industry conditions, or other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on each of the cover pages hereto, subject to the Beneficial Ownership Limitation. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D. Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Exchange Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii) shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto. Each of (b)(i), (ii), (iii), and (iv) subject to the Beneficial Ownership Limitation.

Series VII USDAE, Series XLVI DTCX and Dominari are the record and direct beneficial owners of the securities covered by this Schedule 13D. Series VII USDAE, Series XLVI DTCX and Dominari will have, upon conversion or exercise, as applicable, the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) their respectively to be owned shares of common stock. As the manager of AV Management and AV IM (respectively, the manager and investment manager of Series VII USDAE and Series XLVI DTCX), Mr. Newman may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of common stock that may be owned by Series VII USDAE and Series XLVI DTCX. Mr. Newman, AV Management, and AV IM do not own any shares of common stock directly and disclaim beneficial ownership of any shares of common stock that may be owned by Series VII USDAE and Series XLVI DTCX. As the Chief Executive Officer of Dominari, Mr. Wool may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of common stock that may be owned by Dominari. Mr. Wool does not own any shares of common stock directly and disclaims beneficial ownership of any shares of common stock that may be owned by Dominari. As the Chief Executive Officer, a director and Chairman of the board of directors of DOMH (the majority member of Series VII USDAE and Series XLVI DTCX), Mr. Hayes may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of common stock that may be owned by Series VII USDAE, Series XLVI DTCX and Dominari. Mr. Hayes does not own any shares of common stock directly and disclaims beneficial ownership of any shares of common stock that may be owned by Series VII USDAE, Series XLVI DTCX and Dominari. As of the date hereof, no Reporting Person owns any shares of common stock of the Issuer other than as set forth in this Item 5.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of this Schedule 13D, no Reporting Person has, to the best of each Reporting Person's knowledge, engaged in any transaction with respect to the shares of Common Stock of the issuer during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Other than the members of American Ventures LLC, Series VII USDAE, and Series XLVI DTCX, which are private investment funds exempt from the registration requirements of the Investment Company Act of 1940, the Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities described herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer reported herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (filed herewith).

## Signatures
- American Ventures LLC, Series VII USDAE: /s/ Eric Newman, Eric Newman/Manager of American Ventures Management LLC, Manager of American Ventures LLC, Series VII USDAE (05/28/2026)
- American Ventures LLC, Series XLVI DTCX: /s/ Eric Newman, Eric Newman/Manager of American Ventures Management LLC, Manager of American Ventures LLC, Series XLVI DTCX (05/28/2026)
- American Ventures Management LLC: /s/ Eric Newman, Eric Newman/Manager (05/28/2026)
- American Ventures IM LLC: /s/ Eric Newman, Eric Newman/Manager (05/28/2026)
- Dominari Securities LLC: /s/ Kyle Michael Wool, Kyle Michael Wool/CEO (05/28/2026)
- Dominari Holdings Inc.: /s/ Anthony Hayes, Anthony Hayes/CEO (05/28/2026)
- Eric Newman: /s/ Eric Newman, Eric Newman/Self (05/28/2026)
- Kyle Michael Wool: /s/ Kyle Michael Wool, Kyle Michael Wool/Self (05/28/2026)
- Anthony Hayes: /s/ Anthony Hayes, Anthony Hayes/Self (05/28/2026)